

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Mr. Jeff D. Morris
President and Chief Executive Officer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

> **Re:** **Alon USA Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **November 7, 2008**
> **Response letter dated December 11, 2008**
> **File No. 1-32567**

Dear Mr. Morris:

We have reviewed your filings and response letter dated December 11, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Data, page 30

1.   Your response to comment number nine from our letter dated November 26, 2008 explains that you believe "…Adjusted EBITDA remains a valuable tool in the evaluation of the Company's operating performance relative to other companies in the industries, subject to only the most extreme circumstances, such as the February 2008 fire, which suspended operations at the Company's primary operating asset for an extended period of time." You also explain that "The Company has not, nor does it intend to, revise or suspend the presentation of Adjusted EBITDA for disruptive events such as mechanical failure or natural events such as hurricanes or with respect to other unusual or infrequent events or trends that affect its results of operations." It remains unclear to the Staff why your operating performance measure is a valuable tool in certain circumstances but not in others. Please clarify

for us how a disruption in operations as a result of a fire differs from a disruption in operations as a result of a hurricane or other natural disaster. Please also explain to us why you have not presented the measure during periods of suspended operations with disclosure of the significant variations from period to period, the underlying reasons for the variances, and a description of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief